Exhibit 99(a)

CLEVELAND-CLIFFS REPORTS
THIRD QUARTER 2000 EARNINGS

Cleveland, OH — October 25, 2000 — Cleveland-Cliffs Inc (NYSE:CLF) today reported third quarter net income before special items of $6.4 million, or $.61 per diluted share. In the third quarter of 1999, Cliffs recorded a net loss before special items of $12.3 million, or a $1.10 per diluted share. In the first nine months of 2000, the Company recorded net income before special items of $10.5 million, or $1.00 per diluted share, which compared with a net loss before special items of $4.6 million, or $.41 per diluted share in 1999.

Following is a summary of results:

| | (In Millions, Except Per Share) | | | |
| | Third Quarter | | First Nine Months | |
	2000	1999	2000	1999
Net Income (Loss) Before Special Items:				
Amount	$ 6.4	$(12.3)	$10.5	$(4.6)
Per Share	.61	(1.10)	1.00	(.41)
Special Items:				
Amount	(.1)	1.6	3.3	4.4
Per Share	(.01)	.14	.31	.39
Net Income (Loss):				
Amount	6.3	(10.7)	13.8	(.2)
Per Share	.60	(.96)	1.31	(.02)

Before special items, third quarter results were $18.7 million above 1999, and nine month results were $15.1 million ahead of 1999. The improved results were primarily due to the major production curtailments undertaken in the third quarter of 1999 to reduce pellet inventories, and higher pellet sales volume in 2000. Partly offsetting were higher equity losses in 2000 from Cliffs and Associates Limited, the reduced iron venture in Trinidad and Tobago.

Iron ore pellet sales in the third quarter of 2000 were 3.7 million tons compared with 2.3 million tons in 1999. Sales for the first nine months were 7.8 million tons in 2000 versus 5.0 million tons in 1999. The unusually low shipment volume in 1999 was largely due to blast furnace outages at Rouge Industries and Weirton Steel.

Iron ore pellet production at Cliffs-managed mines was 10.6 million tons in the third quarter of 2000 versus 6.8 million tons in the third quarter of 1999. Nine-month production was 31.2 million tons, up from 26.9 million tons in 1999. Following is a summary of production tonnages by mine for the third quarter and first nine months of 2000 and 1999:

| | (Tons in Millions) | | | |
| | Third Quarter | | First Nine Months | |
	2000	1999	2000	1999
Empire	1.9	1.4	5.7	5.4
Hibbing	2.2	1.0	6.2	4.8
LTV Steel Mining	2.0	1.8	5.8	5.3
Northshore	1.0	.8	3.2	3.0
Tilden	2.0	.8	5.8	4.6
Wabush	1.5	1.0	4.5	3.8
Total	10.6	6.8	31.2	26.9

With the exception of LTV Steel Mining, all mines curtailed production in the third quarter of 1999.

Special Items in 2000

Cliffs lost more than one million tons of iron ore pellet sales to Rouge Industries in 1999 as a result of the extended shutdown of two blast furnaces following an explosion at the power plant that supplies Rouge. As a result, Cliffs has recorded a pre-tax recovery of $15.3 million on its business interruption insurance claim ($15.0 million in the second quarter and $.3 million in the third quarter) based on negotiations with the insurance adjuster. The after-tax recovery was $.1 million in the third quarter and $9.9 million in the first nine months. The Company continues to pursue additional recoveries under the claim.

In 1993, Cliffs received 842,000 common shares of LTV Corporation (LTV), as a creditor in the reorganization of LTV. In the second quarter of 2000, Cliffs recorded a $9.1 million pre-tax charge ($6.4 million after-tax) to recognize the reduction in the market value of the shares as of June 30, 2000. An additional $1.1 million pre-tax charge was recorded in the third quarter to recognize a further decrease in the market value. The after-tax charge was $.2 million in the third quarter (which reflects a change in the tax rate applied to the year-to-date charge) and $6.6 million in the first nine months. Cliffs sold 270,000 LTV shares in the third quarter.

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Special Items in 1999

The special income included in 1999 results represented favorable after-tax adjustments that mainly related to refunds of prior years' state taxes.

Iron Ore

Weak order books have caused a number of Cliffs' steel company partners and customers to idle or slowdown their iron and steel making operations, which may cause reductions in pellet production at Cliffs-managed mines and is likely to lower Cliffs' pellet sales in the last quarter of 2000.

The six mines managed by Cliffs, which were initially scheduled to produce 42 million tons of pellets in 2000, are now scheduled to produce 41.3 million tons. Cliffs' share of scheduled production is unchanged at 11.8 million tons. While production schedules are still subject to change, following is the current schedule by mine compared with the original plan for the year:

	(Tons in Millions)			
	Total Mine		Cliffs' Share	
	Current Schedule	Original Plan	Current Schedule	Original Plan
Empire	7.8	8.4	1.8	1.9
Hibbing	8.2	8.1	1.2	1.2
LTV Steel Mining	7.7	7.4	—	—
Northshore	4.3	4.2	4.3	4.2
Tilden	7.2	7.8	3.1	3.1
Wabush	6.1	6.1	1.4	1.4
Total	41.3	42.0	11.8	11.8

The Tilden Mine production schedule has been reduced due to lower pellet requirements at Algoma Steel Inc., a 45 percent owner of Tilden. Tilden will suspend production for about three weeks in November to accommodate the new production schedule. The lower production level at the Empire Mine is primarily a result of the temporary outage of Empire's primary crushers earlier this year.

Cliffs' iron ore pellet sales, which were previously expected to be 11.5 million tons for the full year 2000, are now projected to be between 11.0 and 11.3 million tons. Year-end pellet inventory is projected to be between 2.4 and 2.6 million tons versus 1.4 million tons at the beginning of the year. The higher inventory will be required to meet sales commitments in future years.

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John Brinzo, Chairman and Chief Executive Officer, said, "We remain concerned at the high volume of steel imports, including unfairly priced semi-finished steel slabs, that continue to flood into North America. While we are building our iron ore pellet inventory in 2000, we are doing so based on our sales outlook for 2001 and 2002. Our multi-year sales contracts, including our new contract with LTV Corporation, should ensure that Cliffs will fully operate its 11.8 million ton production capacity next year."

Cliffs and Associates Limited (CAL)

As reported on August 28, Cliffs and Lurgi will purchase LTV's interest in CAL and will complete the modifications that are expected to lead to a successful operation of the CAL plant. When the purchase is completed (expected in the fourth quarter), Cliffs and Lurgi together will pay LTV $2 million. LTV can receive additional payments from CAL, beginning in 2001 through 2020, that could total $30 million, dependent on CAL's production and sales volumes and price realizations. As part of the purchase agreement, CAL will have the option to supply a portion of LTV's HBI requirements for five years on market terms. LTV will be indemnified for liabilities arising from CAL.

It is estimated that an additional $45 million (of which $3 million has already been advanced) will be required for CAL to attain sustained production and generate positive cash flow, consisting of capital expenditures of $15 million, working capital of $15 million and cash start-up costs of $15 million. If the full $45 million is required, Cliffs will have contributed an additional $33 million and own between 82 and 83 percent of CAL, with Lurgi owning the balance. In the third quarter, Cliffs advanced $3.8 million to CAL, with $2.6 million occurring subsequent to the Cliffs/Lurgi decision to complete the plant without LTV.

Cliffs' 46.5 percent share of CAL losses was $3.9 million in the third quarter and $11.0 million year-to-date. With the anticipated increase in ownership in the fourth quarter, Cliffs' share of CAL's fourth quarter losses should approximate $6 million.

The re-design and replacement of the discharge system is targeted for completion in the first quarter of 2001. Plant startup is also expected in the first quarter of 2001 with production expected to be about 250,000 tons for the year. The plant's initial design capacity is 500,000 tons annually, and an operating rate in excess of design is believed possible. Expansion of the CAL operation will be evaluated when the plant demonstrates the capability to operate at its design rate for a sustained period, and there is evidence of market expansion.

Brinzo said "Based on the positive results of the plant test in July and independent reviews of the project, we expect CAL will achieve its operating objectives in the second half of 2001. We project that CAL will reach its design production rate of 500,000 tons per year in mid-2002. When the plant is operating at design level, the cash costs of CIRCAL™ briquettes delivered to a Gulf of Mexico port are expected to total $90 to $95 per ton. With depreciation of about $10 per ton, total costs should approximate $100 to $105 per ton. HBI prices delivered to a Gulf of Mexico port have recently been slightly below $100 per ton, and even at this depressed level, CAL would be cash positive when the plant is operating at or near its design rate. Over the long-term, we would expect our price realization to approximate $125 per ton at the Gulf. With these revenue and cost assumptions, CAL would contribute $12 to $13 million to Cliffs' pre-tax cash flow and $5 to $6 million to Cliffs' net income. CIRCAL™ briquettes have excellent long-term potential in the market place. In today's higher energy cost environment, we believe CAL to be exceptionally well positioned with low cost, stable gas prices in Trinidad."

Outlook

John Brinzo said, "Weak fundamentals in the North American steel industry are expected to cause Cliffs' fourth quarter earnings to be less than the *First Call* consensus estimate of $.35 per diluted share. While it is early for projections on year 2001, we do expect a significant improvement in 2001 results due to higher pellet sales volume and a substantial reduction in losses from CAL. We remain committed to enhancing shareholder value, and in the first nine months of 2000 we repurchased 472,000 shares. The total payout for share repurchases and dividends in the first three quarters totaled $23.7 million."

* * * * * * * * * * * * * * * * *

Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage six iron ore mines in North America and hold equity interests in five of the mines. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties. Actual results may differ materially from such statements for a variety of factors; such as displacement of iron production by North American integrated steel producers due to electric furnace production or imports of semi-finished steel or pig iron; changes in the financial condition of the Company's partners and/or customers; changes in imports of steel, iron ore, or ferrous metallic products; changes due to CAL's ability to forecast revenue rates, costs and production levels; domestic or international economic and political conditions; major equipment failure,

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availability and magnitude and duration of repairs; process difficulties, including the failure of new technology to perform as anticipated; and availability and cost of key components of production (e.g., labor, electric power, fuel, water).

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently as set forth in the Company's 1999 Annual Report and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available on Cliffs' web site. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

Cliffs will host its third quarter 2000 earnings conference call tomorrow, October 26, at 10:00 a.m. EDT. The call will be broadcast live on Cliffs' web site at http://www.cleveland-cliffs.com. A replay of the call will be available on the web site for 30 days.

Contacts:

Media: David L. Gardner, (216) 694-5407
Financial Community: Fred B. Rice, (800) 214-0739 or (216) 694-5459

News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com

CLEVELAND-CLIFFS INC

STATEMENT OF CONSOLIDATED INCOME

(In Millions Except Per Share Amounts)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2000	1999	2000	1999
REVENUES				
Product sales and services	$129.2	$ 80.2	$269.6	$176.7
Royalties and management fees	15.0	10.3	39.6	33.0
Total Operating Revenues	144.2	90.5	309.2	209.7
Insurance recovery	.3		15.3	
Interest income	1.2	.5	3.4	2.4
Other income	1.9	.8	4.0	2.4
TOTAL REVENUES	147.6	91.8	331.9	214.5
COSTS AND EXPENSES				
Cost of goods sold and operating expenses	127.4	100.5	269.6	191.1
Administrative, selling and general expenses	5.9	3.3	14.2	11.2
Write-down of common stock investment	1.1		10.2	
Equity loss in Cliffs and Associates Limited	3.9	2.4	11.0	5.8
Interest expense	1.2	1.2	3.7	2.4
Other expenses	1.3	.9	5.1	6.2
TOTAL COSTS AND EXPENSES	140.8	108.3	313.8	216.7
INCOME (LOSS) BEFORE INCOME TAXES	6.8	(16.5)	18.1	(2.2)
INCOME TAXES (CREDIT)	.5	(5.8)	4.3	(2.0)
NET INCOME (LOSS)	$ 6.3	$(10.7)	$ 13.8	$ (.2)
NET INCOME (LOSS) PER COMMON SHARE				
Basic	$ .60	$ (.96)	$ 1.31	$ (.02)
Diluted	$ .60	$ (.96)	$ 1.31	$ (.02)
AVERAGE NUMBER OF SHARES				
Basic	10.4	11.1	10.5	11.2
Diluted	10.4	11.1	10.5	11.2

CLEVELAND-CLIFFS INC

STATEMENT OF CONSOLIDATED CASH FLOWS

(In Millions, Brackets Indicate Decrease in Cash)	Three Months Ended September 30,		Nine Months Ended September 30,	
	2000	1999	2000	1999
OPERATING ACTIVITIES				
Net income (loss)	$ 6.3	$(10.7)	$ 13.8	$ (.2)
Depreciation and amortization:				
Consolidated	3.3	2.8	9.6	7.2
Share of associated companies	3.2	2.6	9.4	9.1
Equity loss in Cliffs and Associates Limited	3.9	2.4	11.0	5.8
Write-down of common stock investment	1.1		10.2	
Deferred income taxes	(.9)	(1.1)	(4.1)	(1.1)
Other	(.9)	(2.1)	.9	(3.7)
Total before changes in operating assets and liabilities	16.0	(6.1)	50.8	17.1
Changes in operating assets and liabilities	28.0	32.3	(24.8)	(71.7)
Net cash from (used by) operating activities	44.0	26.2	26.0	(54.6)
INVESTING ACTIVITIES				
Purchase of property, plant and equipment:				
Consolidated	(2.7)	(1.9)	(5.4)	(12.2)
Share of associated companies	(1.7)	(2.0)	(4.1)	(4.0)
Investment and advances in Cliffs and Associates Limited	(3.8)	(3.5)	(11.3)	(8.6)
Other	.5		.5	
Net cash used by investing activities	(7.7)	(7.4)	(20.3)	(24.8)
FINANCING ACTIVITIES				
Dividends	(3.9)	(4.2)	(11.9)	(12.6)
Repurchases of Common Shares	(6.3)	(5.2)	(11.8)	(5.2)
Net cash used by financing activities	(10.2)	(9.4)	(23.7)	(17.8)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 26.1	$ 9.4	$(18.0)	$(97.2)

CLEVELAND-CLIFFS INC

STATEMENT OF CONSOLIDATED FINANCIAL POSITION

| | (In Millions) | | |
	Sept. 30, 2000	Dec. 31, 1999	Sept. 30, 1999
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents	$ 49.6	$ 67.6	$ 33.1
Accounts receivable — net	71.8	82.6	47.3
Inventories	88.6	52.6	126.6
Other	21.1	14.3	16.4
TOTAL CURRENT ASSETS	231.1	217.1	223.4
PROPERTIES — NET	150.1	153.9	154.1
INVESTMENTS IN ASSOCIATED COMPANIES	224.7	233.4	229.2
OTHER ASSETS	80.2	75.3	82.2
TOTAL ASSETS	$686.1	$679.7	$688.9
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES	$ 85.5	$ 73.7	$ 70.7
LONG-TERM DEBT	70.0	70.0	70.0
POSTEMPLOYMENT BENEFIT LIABILITIES	67.1	68.1	65.7
OTHER LIABILITIES	58.8	60.6	63.8
SHAREHOLDERS' EQUITY	404.7	407.3	418.7
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$686.1	$679.7	$688.9

Unaudited Financial Statements

In management's opinion, the unaudited financial statements present fairly the company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.